Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on May 6, 2026:

The following transcript was made available for an interview with Asheesh Birla on the Paul Barron Show on May 6, 2026:

Paul Barron: So welcome back in. Guys, we are here live at the XRP Las Vegas event. And of course, we're going to be doing sessions like this, getting some of the best minds that you have seen on the show before, but now in live person with me. And that is Ashish Birla coming in from Evernote. How are you?

Asheesh Birla: Good, thanks for having me back on. How crazy is XRP Vegas? It is lots of energy. I just heard a chant for XRP in the background. What do you think?

Paul Barron: I love it. So the cool thing about this event that I think a lot of people miss is it's backed by, or I should say, it comes up to the Bitcoin conference. And not only do you get the XRP faithful, you also get the new investors coming into the ecosystem, which gets me into Evernorth. And that is people starting to learn about DATS for the first time. When you guys are talking to investors, but also trying to present what you guys are doing at Evernorth, what do you feel like is the one message you're trying to get across?

Asheesh Birla: Yeah, we are an easy way to get exposure to XRP, and we don't stop there. You get exposure to XRP, and then we're an active digital asset treasury. DATs are digital asset treasuries. We put that XRP to work. When we're closed, we'll be generating yields. So it's an active treasury management system. And one more point on that after we are closed, you can go onto any brokerage platform, Robinhood, E-Trade, and just buy our stock. It's XRP post-close. We'll make an announcement when we're closed, but it's that easy. You don't have to open a wallet. You don't have to do any of these things that you did before. You just buy the stock and that's it. And that's Evernorth in a nutshell.

Paul Barron: I think the thing right now that we're seeing in the industry is first a whole new crop of investors coming in because you've got a bear market pretty much in place but you're also seeing the headwinds of what's happening in the regulatory front. It’s making the front pages now of CNN, USA Today, you name it, in terms of media. CNBC is covering this quite a bit now. The point is that we're getting a lot of people now getting exposure to crypto saying, maybe crypto is something I need to really put into my portfolio and make this a bigger mix. When you look at that right now, as opposed to when you first got going with Evernorth, what do you feel is the current market sentiment?

Asheesh Birla: Yeah, I mean this is a strange market; you've been in this; you've been following crypto for a long time. But we've been waiting for this moment for so long. Adoption tokenization is doubling in a lot of cases and a lot of use cases. But price is sort of you know lagging behind. And so, the market sentiment for a lot of macro reasons is sort of muted. But I'm excited about the institutional adoption and all the real-world use cases that are moving to the blockchain despite the market sentiment in terms of buying digital assets.

Paul Barron: So institutional adoption, we've talked to some of the best guys out there, Bitwise, Canary, we had MicroStrategy on just the other day. When you look at what MicroStrategy has been doing with their alternative assets, things like Stretch, which is the big one right now, is there ever going to be a possibility where something like that, in terms of a derivative, starts to spin out of some of these funds? Something like an Evernorth or others? Do you think that may be a product that we could see in the future? What new stuff that you guys are going to bring?

Asheesh Birla: We are at this intersection out there right now where we're so early on, $23 billion of equities have been tokenized. It sounds like a big number, but that market's in the trillions. And I think there's going to be potentially a lot of different use cases for companies like Evernorth, Strategy, and others that are product builders, blockchain, but then also know traditional finance. The early innovators, the early adopters, there is an ocean of opportunity out there to explore and to move into. If you're smart, you have the right kind of risk controls and you have the right kind of product and operational experience.

Paul Barron: You guys are like the micro strategy for XRP if you think about it. The growth of what Evernorth has been able to do in a short period of time is phenomenal. And that kind of growth starts to draw a lot of attention and also puts a bullseye on your back because now you've got a lot of competition. When you look at the field as it is right now, because there's several digital asset treasuries out there in XRP, what really draws you guys out as the leader?

Asheesh Birla: That's a great question. Before I took this role and started Evernorth, I did look at the landscape and I was surprised. Bitcoin had seven. Solana had eight. ETH, I don't even know how many. So many, there wasn't a breakaway success around XRP. And I think that the ecosystem needs a company like Evernorth to bring traditional capital on chain, bring traditional capital in an easy to buy via a stock. And there's a lot of big institutions that are never going to hold crypto. But I do believe that those institutions could get comfortable with getting exposure via an equity like XRPN.

Paul Barron: Yeah, which we're already seeing this in terms of institutional growth. You look at institutional DeFi. You guys, in reference to your treasury and how you guys manage it, give me a breakdown. Capital comes into Evernorth. Obviously you guys are in XRP, but do you see an opportunity here with things like Flair, things like Axelar, some of the players that are really starting to kind of explore a lot of yield-bearing products for XRP. What does that look like for Evernorth in the future?

Asheesh Birla: Yeah, so We are so excited about Flare, XLR, and we're also excited about the DeFi being built directly into the XRP ledger. I have a strong belief that for Evernorth to be successful, for XRP to be successful, we need more of these players building on-chain products for companies like Evernorth to use. I'm more excited about that future. how great I can not only give yield to that treasury, but I can build out the XRP DeFi ecosystem. And that is exciting to me because there is a traditional way to turn yield on XRP, which we are going to explore. I'm excited about all the things that you mentioned, partnering and building together on XRP directly. That provides more ecosystem value to XRP.

Paul Barron: I think obviously with clarity on the, hopefully the precipice of getting done. That's going to open up a lot of opportunity, not only for traditional Wall Street, but I think also for the innovators in blockchain, because now we get a chance to build some instruments that have not been legal in the past. Now that's going to open up great opportunities within the XRP ecosystem, but in the broader blockchain system. When you look at what lies ahead of crypto in general, specific to XRP, next two years, where would you say this market is in terms of assets under management? Growth and also the percentage of portfolio share that we're seeing. Because right now it's very low, 1 % maybe.

Asheesh Birla: Back when the internet started, everyone was talking about, are you on the internet? And right now people are talking about, are you tokenized? In two years, I think people are just going to assume it's going be tokenized. And I do believe that XRP is going to be a leader there. From day one, the DNA of that entire ecosystem has been about financial use cases. And you walk around Vegas today and you see XRP everywhere, and you walk around New York City and you know, the financial capital of the world and you ask them about it. It's Ripple everywhere. And so, you know, I think that we are so early on, Paul, in terms of that tokenization front. But, you look at JPMorgan's statements, you look at BlackRock, you look at Franklin Templeton. We are going in and we are starting entire divisions around this.

Paul Barron: For a lot of the viewers and a lot of listeners, I've had several people come up to me today and say, listen, we feel finally that this industry is getting its due regardless of what happens in Capitol Hill, the SEC is friendly. We're already seeing the CFTC start to make some inroads on new products. The likelihood of this really starting to accelerate, regardless of regulation, I think is becoming a reality. That's equating to investors saying, I'm ready. What do you think in the future, what a future portfolio mix would look like in terms of digital assets that could be a mix of Evernorth and a handful of other things? Do you think we'll ever see a 10 % share of a portfolio?

Asheesh Birla: Yeah, mean, listen, I think there's two ways to answer it. I think that more and more people are going to want crypto directly and get exposure here. And again, companies like Evernorth, we make that super easy. So I think we're going to lower the barriers to entry. Think about how many steps you need to do it. And then you have to worry about is my crypto going to be stolen or whatever. So I think companies like Evernorth are going to lower that barrier to entry. But Paul, I think what's also interesting is that these early adopters are also just going to hold tokenized equities. They're going to hold tokenized gold. And you've to think about it as even branching beyond the digital assets. And I think that is all accretive to the underlying digital asset. I like it. And so I'm excited about not only more and more folks coming in. By the way, so few people own digital assets today in America. And we're definitely a leader out there. It's very different in Korea and Japan, so I think we have a long way to go here.

Paul Barron: Okay, so for some of our audience, they don't realize how big the Asian market really is when it comes to digital assets. This is a transformation for them. I was talking to a group in Korea, and we started getting into the layer of how many digital assets they hold, and the percentage of portfolios is dramatic. So how can that translate here to the US?

Asheesh Birla: Automatic. It’s early on in Korea and in Japan, you had a lot of early people out there educating and getting comfortable. And I think the same thing, like this conference is a great example. Your podcast is a great example of the good work that we need to do to get the word out there. But then, you know what? Some of the magic's happening on its own. You turn on CNBC, how many segments do they run today on blockchain? It's insane. It's my 13th year in blockchain. It's on the ticker. I remember we dreamt about one day XRP is going to be on the ticker and here we are. It's already here.

Paul Barron: Alright guys, we're going to wrap this one with Asheesh Birla. Thanks for coming in today.

Asheesh Birla: Always a pleasure. Thank you.

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.